

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2019

Jeff Toghraie
Chief Executive Officer and Chief Financial Officer
Reviv3 Procare Co
9480 Telstar Avenue, Unit 5
El Monte, CA 90211

> **Re: Reviv3 Procare Co**
> **Form 10-K for the fiscal year ended May 31, 2018**
> **File No. 333-220846**

Dear Mr. Toghraie:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction